Form 12b-25
  [As last amended in Release No.34-31905, February 23, 1993, 58 F.R. 14628.]
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                 (Check One):
  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR
      For Period Ended:   September 10, 1994
  [ ]Transition Report on Form 10-K
  [ ]Transition Report on Form 20-F
  [ ]Transition Report on Form 11-K
  [ ]Transition Report on Form 10-Q
  [ ]Transition Report on Form N-SAR
  For the Transition Period Ended:
  ____________________________________________________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  ____________________________________________________________________________

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ...............................

  ..............................................................................

  ____________________________________________________________________________

  Part I-Registrant Information
  ____________________________________________________________________________

      Full Name of Registrant       HOMELAND HOLDING CORPORATION

      Former Name if Applicable

      Address of Principal Executive Officer (Street and Number)

                                    400 N. E. 36th Street

      City, State and Zip Code      Oklahoma City, Oklahoma 73105
  ____________________________________________________________________________

 Part II-Rules 12b-25 (b) and (c)
  ____________________________________________________________________________

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  ____________________________________________________________________________

  Part III-Narrative
  ____________________________________________________________________________

  State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      The Registrant does not have available all the information necessary to complete the Management's Discussion and Analysis section of the Form 10-Q.
  ______________________________________________________________________________

  Part IV-Other Information
  _____________________________________________________________________________

  (1) Name and telephone number of person to contact in regard to this notification

            Mark S. Sellers         (405)       557-5861
            (Name)               (Area Code) (Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes          [ ] No



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  (3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes          [ ] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            It is estimated that the Registrant's net sales for the 36 weeks ended September 10, 1994 will be 3.5% lower than the corresponding period of the prior year due to increased competition in the Company's market area. It is estimated that the Registrant's operating profit for the 36 weeks ended September 10, 1994 will be 10% lower than the corresponding period of the prior year due to the reduction in sales. It is estimated that the Registrant's net loss for the 36 weeks ended September 10, 1994 will be $69,000 compared to $3.9 million net loss for the corresponding period of the prior year. The decrease in the net loss is due primarily to the extraordinary loss recognized in the prior year.


                         HOMELAND HOLDING CORPORATION

                 (Name of Registrant as specified in charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


  Date ___________          By______________________________________________
                            Mark S. Sellers, Executive Vice President/
                            Finance, Treasurer, C.F.O. and Secretary



















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